SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 5)(1)

                                  SAVVIS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson  & Stowe                William J. Hewitt, Esq.
320 Park Avenue, Suite 2500                     Ropes & Gray LLP
New York, New York  10022                       45 Rockefeller Plaza
Attention: Jonathan M. Rather                   New York, New York  10111
Tel. (212) 893-9500                             Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



-------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0                                         Page 2 of 11 Pages


1)   Name of Reporting Person         Welsh, Carson, Anderson & Stowe VIII, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
      if a Member of a Group                          (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          24,016,804 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     24,016,804 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    24,016,804 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 47.3%*
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN

* The calculation of this percentage is based on 13,392,939 shares of common stock ("Common Stock"), par value $0.01 per share, of Savvis, Inc. (the "Issuer") outstanding as of June 26, 2006 plus an aggregate of 37,417,347 shares of Common Stock that the Issuer issued pursuant to the Exchange and Recapitalization Agreement described under Item 6.

CUSIP No. 805423 10 0                                         Page 3 of 11 Pages


1)   Name of Reporting Person         Welsh, Carson, Anderson & Stowe VII, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
      if a Member of a Group                          (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          1,748,055 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     1,748,055 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    1,748,055 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 3.4%*
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN


* The calculation of this percentage is based on 13,392,939 shares of Common Stock outstanding as of June 26, 2006 plus an aggregate of 37,417,347 shares of Common Stock that the Issuer issued pursuant to the Exchange and Recapitalization Agreement described under Item 6.

CUSIP No. 805423 10 0                                         Page 4 of 11 Pages


1)   Name of Reporting Person         Welsh, Carson, Anderson & Stowe VI, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
      if a Member of a Group                          (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          2,331,684 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     2,331,684 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    2,331,684 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 4.6%*
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN

* The calculation of this percentage is based on 13,392,939 shares of Common Stock outstanding as of June 26, 2006 plus an aggregate of 37,417,347 shares of Common Stock that the Issuer issued pursuant to the Exchange and Recapitalization Agreement described under Item 6.

CUSIP No. 805423 10 0                                         Page 5 of 11 Pages


1)   Name of Reporting Person         WCAS Capital Partners II, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          44,517 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     44,517 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    44,517 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 0.1%*
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN

* The calculation of this percentage is based on 13,392,939 shares of Common Stock outstanding as of June 26, 2006 plus an aggregate of 37,417,347 shares of Common Stock that the Issuer issued pursuant to the Exchange and Recapitalization Agreement described under Item 6.

CUSIP No. 805423 10 0                                         Page 6 of 11 Pages


1)   Name of Reporting Person         WCAS Information Partners, L.P.
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          4,357 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     4,357 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    4,357 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 less than 0.1%*
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      PN

* The calculation of this percentage is based on 13,392,939 shares of Common Stock outstanding as of June 26, 2006 plus an aggregate of 37,417,347 shares of Common Stock that the Issuer issued pursuant to the Exchange and Recapitalization Agreement described under Item 6.

CUSIP No. 805423 10 0                                         Page 7 of 11 Pages


1)   Name of Reporting Person         WCAS Management Corporation
     and I.R.S. Identification
     No. of Above Person, if
     an Entity (Voluntary)

--------------------------------------------------------------------------------
 2)  Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                  OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is      Not Applicable
     Required Pursuant to  Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware

--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power          53,862 shares
Shares Beneficially                                      of Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power        -0-

                           -----------------------------------------------------
                           9) Sole Dispositive Power     53,862 shares
                                                         of Common Stock
                           -----------------------------------------------------
                           10)Shared Dispositive Power   -0-

                           -----------------------------------------------------
11)  Aggregate Amount Beneficially                    53,862 shares
     Owned by Each Reporting Person                   of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class  Represented by                 0.1%*
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting Person
                                                      CO

* The calculation of this percentage is based on 13,392,939 shares of Common Stock outstanding as of June 26, 2006 plus an aggregate of 37,417,347 shares of Common Stock that the Issuer issued pursuant to the Exchange and Recapitalization Agreement described under Item 6.

CUSIP No. 805423 10 0                                         Page 8 of 11 Pages

                         Amendment No. 5 to Schedule 13D
                         -------------------------------

     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002, Amendment No. 3 thereto filed on October 8, 2002 and Amendment No. 4 thereto filed on December 30, 2004 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The following Items of the Schedule 13D are hereby amended as follows:

Item 1.   Security and Issuer.
          -------------------

     Item 1 is hereby amended to reflect that on May 18, 2005, the Issuer changed its name from SAVVIS Communications Corporation to SAVVIS, Inc.

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

     Item 3 is hereby amended by adding the following thereto:

     On June 30, 2006, WCAS VIII, WCAS VII, WCAS VI and WCAS acquired an aggregate 24,652,858 shares of Common Stock of the Issuer pursuant to the Exchange and Recapitalization Agreement described under Item 6.

     The Exchange and Recapitalization is incorporated herein as Exhibit 2 by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on May 16, 2006, and any description thereof is qualified in its entirety by reference thereto.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5 is hereby amended and restated to read in its entirety as follows:

     The information set forth below gives effect to the Exchange of all shares of Series A Preferred Stock held by each entity and individual named below, as described in Item 3 above, and is based on a total of 50,810,286 shares of Common Stock outstanding, which is comprised of 13,392,939 shares outstanding as of June 26, 2006 plus 37,417,347 shares issued in the Exchange, and reflects the one-for-fifteen reverse split of the Common Stock that was effective on June 6, 2006 as disclosed in the Issuer's Schedule 14C that was filed on June 9, 2006.

     (a)

     WCAS VIII and VIII Associates
     -----------------------------

     WCAS VIII owns 24,016,804 shares of Common Stock, or approximately 47.3% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

     WCAS VII and VII Partners
     -------------------------

     WCAS VII owns 1,748,055 shares of Common Stock, or approximately 3.4% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

CUSIP No. 805423 10 0                                         Page 9 of 11 Pages

     WCAS VI and VI Partners
     -----------------------

     WCAS VI owns 2,331,684 shares of Common Stock, or approximately 4.6% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

     WCAS CP II and CP II Partners
     -----------------------------

     WCAS CP II owns 44,517 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

     WCAS IP and INFO Partners
     -------------------------

     WCAS IP owns 4,357 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

     WCAS
     ----

     WCAS owns 53,862 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

     Managing Members of VIII Associates, General Partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Principals
     --------------------------------------------------------------

     (i) Patrick J. Welsh owns 230,382 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

     (ii) Russell L. Carson owns 225,722 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

     (iii) Bruce K. Anderson owns 272,178 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

     (iv) Thomas E. McInerney owns 204,127 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

     (v) Robert A. Minicucci owns 41,921 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

     (vi) Anthony J. deNicola owns 31,667 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

     (vii) Paul B. Queally owns 6,497 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (viii) Jonathan M. Rather owns 2,093 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (ix) D. Scott Mackesy owns 2,093 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 805423 10 0                                        Page 10 of 11 Pages

     (x) John D. Clark owns 1,845 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (xi) Sanjay Swani owns 2,093 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (xii) James R. Matthews owns 2,093 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (b) The managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and WCAS, respectively. Each of the managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Associates and/or a general partner of VII Partners, VI Partners, CP II Partners and/or INFO Partners, and/or as a WCAS Principal, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and/or WCAS.

     (c) Not applicable.

     (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP or WCAS.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     On May 10, 2006, the Issuer and all holders of the Series A Preferred Stock (the "Investors") entered into an Exchange and Recapitalization Agreement (the "Exchange and Recapitalization Agreement") pursuant to which the Investors agreed to exchange all shares of Series A Preferred Stock for shares of Common Stock (the "Exchange"). Pursuant to the Exchange and Recapitalization Agreement, WCAS VIII, WCAS VII, WCAS VI and WCAS received an aggregate 24,652,858 shares of Common Stock. The closing of the Exchange occurred on June 30, 2006. As a condition to the closing, the Investors Rights Agreement among the Issuers and the Investors was amended to provide that the shares of Common Stock received by the Investors in the Exchange are entitled to the same demand and piggyback registration rights that the Common Stock the Investors would have received upon conversion of the Series A Preferred Stock held by the Investors prior to the Exchange.

     The Exchange and Recapitalization is incorporated herein as Exhibit 2 by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on May 16, 2006, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

     Exhibit 2 - Exchange and Recapitalization Agreement, dated as of May 10, 2006, among the Issuer and the Investors (incorporated by reference to Exhibit
10.1 to the Issuer's Form 8-K filed on May 16, 2006)

CUSIP No. 805423 10 0                                        Page 11 of 11 Pages


                                    Signature
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2006

                              WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                              By:  WCAS VIII Associates, L.L.C., General Partner

                              By:/s/Jonathan M. Rather
                                    ---------------------
                                    Managing Member

                              WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                              By: WCAS VII Partners, L.P., General Partner

                              By:/s/Jonathan M. Rather
                                    ---------------------
                                    General Partner

                              WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                              By: WCAS VI Partners, L.P., General Partner

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Attorney-in-Fact

                              WCAS CAPITAL PARTNERS II, L.P.
                              By: WCAS CP II Partners, General Partner

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Attorney-in-Fact

                              WCAS INFORMATION PARTNERS, L.P.
                              By: WCAS INFO Partners, General Partner

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Attorney-in-Fact

                              WCAS MANAGEMENT CORPORATION

                              By:/s/Jonathan M. Rather
                                    ----------------------
                                    Vice President, Secretary and Treasurer